April 1, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Kristina Aberg

Re:	Winthrop Realty Trust
Registration Statement on Form S-3
File No. 333-148813

Ladies and Gentlemen:

We have today filed Amendment No. 1 to the above-referenced Registration Statement, together with a request to accelerate the effective date of the Registration Statement to April 10, 2008.

Set forth below are the responses of Winthrop Realty Trust to the comments of the staff in its letter of January 30, 2008.  For your convenience, we have repeated each comment prior to our response.

Comment:
Please mark the box on the cover page indicating that the common shares deliverable upon the exercise of the non-transferable subscription rights will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, or explain why you believe Rule 415 is not applicable.  We refer you to Rule 415(a).

Response:                             The cover page of Amendment No. 1 to the Registration Statement has been marked to indicate that the common shares deliverable upon the exercise of the non-transferable subscription rights will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Comment:	Please include the undertakings set forth in Item 512(a) of Regulation S-K, as appropriate, or explain why you believe these are not applicable.

Response:                             The undertakings set forth in Item 512(a) of Regulation S-K have been included in Amendment No. 1 to the Registration Statement.

We have also furnished you, as requested, with a copy of Amendment No. 1 marked to show changes from the original filing.

Securities and Exchange Commission
Attention:  Kristina Aberg
April 1, 2008

We have emailed a marked courtesy copy of Amendment No. 1 to Kristina Aberg.

If you have any questions, please call either the undersigned at (212) 940-8877 or Elliot Press at (212) 940-6348.

Sincerely,

/s/ Mark I. Fisher

Mark I. Fisher

MIF:bls
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